DATALINK SYSTEMS CORPORATION
                          COMPUTATION OF NET LOSS PER SHARE
                                     (unaudited)

                           Three Months Ended        Six Months Ended
                              September 30,            September 30,
                            1998        1997        1998         1997
                        ----------- ------------  ----------- ------------

Weighted average common
 shares outstanding for
 the period               2,032,116    1,923,836    2,027,937    1,925,670

Shares used in per
 share calculations       2,032,116    1,923,836    2,027,937    1,925,670

Net loss                $(1,489,032) $(1,082,487) $(2,775,036) $(1,958,295)

Net loss per share      $     (0.73) $     (0.56) $     (1.37) $     (1.02)


Calculated in accordance with the guidelines of Item 601 of Regulation S-B.

Primary and fully diluted calculations are substantially the same.